Exhibit (a)(1)(b)

FROM:	Ken Kennedy, VP Compensation

SUBJECT:	The Gap, Inc. Stock Option Exchange Program

DATE:	November 23, 2005

I am pleased to announce that we are offering you the opportunity to participate in an employee stock option exchange program. The options that are eligible for this program are those that were granted with exercise prices that were less than the fair market value of the underlying stock on the date of grant (“discount options”) and were not vested as of December 31, 2004. Any options that vested prior to January 1, 2005 are not eligible options, and are therefore not included and will retain the original terms under which they were originally granted. Recently enacted tax legislation will likely subject discount option holders to unfavorable tax consequences that were not anticipated at the time of the grant of the options including recognition of income tax prior to exercise, an additional 20% tax and potential interest charges. We granted these options to motivate our employees to perform at high levels, provide an effective means of recognizing employee contributions to our success, and to align their interests with those of our shareholders. Though the tax legislation limits our ability to replicate the economics of the original grants, the program is intended to mitigate the effects of the act and to preserve as best as practicable the economic characteristics originally contemplated when the option grants were made.

The stock option exchange program will allow you to exchange your discount options for new stock options and, in certain instances, cash payments to make up for your loss of the discount. The new options will cover the same number of shares that remain outstanding under your discount options prior to their cancellation, and will be subject to the same vesting schedule as the discount options they replace. The cash payments also will be subject to vesting in accordance with the vesting schedule of the discount options. If the discount options are cancelled and new options granted, the unfavorable tax consequences will be eliminated and the Company’s original objectives will be preserved.

Below is a summary of certain aspects of the stock option exchange program.

The eligible options each belong to one of three categories:

•	“Category 1” Options are those eligible options with an original grant date fair market value that is equal to or less than the fair market value on the offer expiration date;

•	“Category 2” Options are those eligible options with an original grant date fair market value that is greater than the fair market value on the offer expiration date and an exercise price that is less than the fair market value on the offer expiration date;

•	“Category 3” Options are those eligible options with an exercise price equal to or greater than the fair market value on the offer expiration date.

Option Category	Summary of Option Exchange Consideration

Category 1*

1.      You will be granted an equivalent number of new options with an exercise price equal to the fair market value of a share of our common stock on the original grant date.

2.      For any vested options, you will receive a cash payment promptly after the offer expiration date based on the difference between the original grant date fair market value and the original exercise price.

3.      For any unvested options, you will receive cash payments promptly after future vesting dates based on the difference between the original grant date fair market value and the original exercise price or, if lower, the difference between the fair market value on the future vesting date and the original exercise price.

Category 2*

1.      You will be granted an equivalent number of new options with an exercise price equal to the fair market value of a share of our common stock on the offer expiration date.

2.      For any vested options, you will receive a cash payment promptly after the offer expiration date based on the difference between the fair market value on the offer expiration date and the original exercise price.

3.      For any unvested options, you will receive cash payments promptly after future vesting dates based on the difference between the fair market value on the offer expiration date and the original exercise price or, if lower, the difference between the fair market value on the future vesting date and the original exercise price.

Category 3*	1. You will be granted new options with an exercise price equal to the original exercise price. No cash payments are made.

*	See Section 2 of the Offer to Exchange document for examples of each of the different Categories listed above.

New options will expire on the same date as the scheduled expiration of your exchanged options or earlier upon your termination of employment with Gap Inc.

SEC regulations require that we have an offer period that gives you at least twenty (20) U.S. business days to decide whether to participate in the Stock Option Exchange Program. At the end of the twenty (20) U.S. business days, we will close the offer period and the eligible options that are accepted for inclusion in the Stock Option Exchange Program will be cancelled. We expect the offer period to close on December 22, 2005 and the exchanged options to be cancelled and new options to be granted on the same day. Cash payments for vested discount options will be made promptly after that, and the remaining cash payments will be paid as they vest.

The stock option exchange program is subject to the terms and conditions of an Offer to Exchange and the related Election Form and Withdrawal Form, which are attached and are available in our SEC filing which can be accessed on the SEC’s web site at www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.

We have attempted to anticipate many of the questions you may have regarding the terms of the stock option exchange program and have included some frequently asked questions as part of the Offer to Exchange, which you may view or download from the web site identified above. We will distribute to you an addendum setting forth your eligible discount options.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with The Ayco Co. through the AnswerLine ((800) 235-3430) or through your Ayco financial advisor to weigh the benefits and risks involved in participating in the stock option exchange program. If you choose not to participate, you will retain your current options under their current terms and conditions.

Participating or not participating will have significant tax consequences to you, as described in the Offer to Exchange.

To participate in the stock option exchange program, you must properly complete and sign the election form and return it to Stock Administration (attn: Frank Garcia) before the offer expires at 5:00 p.m., Pacific Time, on December 22, 2005 by facsimile at (415) 427-6983 or by hand at The Gap, Inc., 2 Folsom Street, 13th Floor, San Francisco, CA 94105. If Stock Administration has not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options. This form is included in the Offer to Exchange, which is enclosed and available in our SEC filing which can be accessed on the SEC’s web site at www.sec.gov.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to Frank Garcia or Ken Kennedy at Gap Inc. at the following telephone numbers:

Frank Garcia The Gap, Inc. 2 Folsom Street San Francisco, CA 94105 (415) 427-4697	or	Ken Kennedy The Gap, Inc. 901 Cherry Avenue San Bruno, CA 94066 (415) 874-6951